UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VERITIV CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

923454 102

(CUSIP Number)

UWW Holdings, LLC

c/o

Bain Capital Investors, LLC

200 Clarendon St.

Boston, Massachusetts 02116

Attention: Todd M. Cook

(617) 516 – 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923454 102	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS: UWW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,083,840
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 6,083,840
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,083,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 38.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 923454 102	SCHEDULE 13D	Page 3 of 6

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is the voting common stock, par value $0.01 per share (the “Common Stock”), of Veritiv Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 6400 Poplar Ave., Memphis, Tennessee 38197. All ownership percentages of the securities reported in this Schedule 13D are based upon 15,687,532 shares of Common Stock outstanding as of November 4, 2016, as reported on the Issuer’s preliminary prospectus supplement, dated November 15, 2016, as filed with the SEC on November 15, 2016, assuming the completion of the Share Repurchase (as defined in Item 6 below).

Item 2. Identity and Background.

Item 2(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The address of the principal business and principal office of the Reporting Person is c/o Bain Capital Investors, LLC, 200 Clarendon St., Boston, Massachusetts 02116.

Voting and dispositive power with respect to the shares of Common Stock held by the Reporting Person is exercised through a three-member board of managers acting by majority vote. Bain Capital Fund VII, L.P. (“Fund VII”) and Bain Capital VII Coinvestment Fund, L.P. (“Coinvestment VII”) have the right to appoint two of the three members of the board of managers of the Reporting Person. In addition, Bain Capital Fund VII, LLC (“Fund VII LLC”), Bain Capital VII Coinvestment Fund, LLC (“Coinvest VII LLC”), BCIP T Associates III, LLC (“BCIP T III LLC”), BCIP T Associates III-B, LLC (“BCIP T III-B LLC”), BCIP Associates III, LLC (“BCIP III LLC”), BCIP Associates III-B, LLC (“BCIP III-B LLC”) and J5M4T3B2P2CEYA, LLC (“J5” and, together with Fund VII LLC, Coinvest VII LLC, BCIP T III LLC, BCIP T III-B LLC, BCIP III LLC and BCIP III-B LLC, the “Bain Capital Funds”) collectively hold common equity interests of the Reporting Person.

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the general partner of Bain Capital Partners VII, L.P. (“BCP VII”), which is the general partner of Coinvestment VII and Fund VII. Coinvestment VII is the sole member of Coinvest VII LLC, and Fund VII is the sole member of Fund VII LLC and the managing member of J5. Boylston Coinvestors, LLC is the managing partner of BCIP Trust Associates III, BCIP Trust Associates III-B, BCIP Associates III and BCIP Associates III-B, which is the manager of BCIP T III LLC, BCIP T III-B LLC, BCIP III LLC and BCIP III-B LLC, respectively. The investment strategy and decision-making process with respect to investments held by the Bain Capital Funds is directed by BCI’s Global Private Equity Board.

CUSIP No. 923454 102	SCHEDULE 13D	Page 4 of 6

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

The Reporting Person holds the Common Stock for investment purposes. In its capacity as a significant stockholder of the Issuer, the Reporting Person intends to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. As a result of Seth A. Meisel’s resignation from the Issuer’s board of directors (and the committees thereof) on November 4, 2015, no member of the board of managers of UWWH currently serves on the Issuer’s board of directors. The Reporting Person reviews and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the agreements described in Item 6 below, including that described under the heading “Registration Rights Agreement,” the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above, or in Item 6 of this Statement, the Reporting Person currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As the date hereof, the Reporting Person holds sole voting and dispositive power over 6,083,840 shares, or approximately 38.8%, of Common Stock.

Voting and dispositive power with respect to the shares of Common Stock held by the Reporting Person is exercised through a three-member board of managers acting by majority vote. Fund VII and Coinvestment VII have the right to appoint two of the three members of the board of managers of the Reporting Person. In addition, Fund VII LLC, Coinvest VII LLC, BCIP III LLC, BCIP T III LLC, BCIP III-B LLC, BCIP T III-B LLC and J5 (the “Bain Capital Funds”) collectively hold common equity interests of the Reporting Person.

BCI is the general partner of BCP VII, which is the general partner of Coinvestment VII and Fund VII, which is the managing member of J5. Boylston Coinvestors, LLC is the managing partner of BCIP Trust Associates III, BCIP Trust Associates III-B, BCIP Associates III and BCIP Associates III-B, which is the manager of BCIP T III LLC, BCIP T III-B LLC, BCIP III LLC and BCIP III-B LLC, respectively. The investment strategy and decision-making process with respect to investments held by the Bain Capital Funds is directed by BCI’s Global Private Equity Board.

(c) Except for the transactions described in this Statement, including those described in Item 6 below, there have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Person. To the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transaction in Common Stock in the past sixty days.

CUSIP No. 923454 102	SCHEDULE 13D	Page 5 of 6

(d) Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement and Lock-up Agreement

Pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated as of November 17, 2016 by and among the Issuer, UWWH and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters named therein (the “Underwriters”), UWWH agreed to sell to the Underwriter in an underwritten public offering an aggregate of 1,756,160 shares of Common Stock (the “Public Offering”). The sale of the Common Stock to the Underwriter closed on November 23, 2016. Contemporaneously with the closing of the Public Offering, the Issuer repurchased from the Underwriters 313,600 of the shares of Common Stock that were the subject of the Public Offering at a price per share equal to the price at which the Underwriters purchased such shares from UWWH in the Public Offering (the “Share Repurchase”). The 313,600 shares of Common Stock acquired by the Issuer in connection with the Share Repurchase will no longer be outstanding.

In connection with the Public Offering, UWWH and directors and executive officers of the Issuer entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter. Under the Lock-up Agreement, each party to the Lock-up Agreement agreed, subject to certain exceptions, not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 60 days after November 17, 2016 without first obtaining the written consent of the Underwriter.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7	Underwriting Agreement, dated November 17, 2016, by and among the Issuer, UWWH and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Post-Effective Amendment No. 2 to Form S-3 on Form S-1 filed with the Securities and Exchange Commission on November 15, 2016).

Exhibit 8	Form of Lock-up Agreement (incorporated by reference to Exhibit C to Exhibit 1.1 to the Issuer’s Post-Effective Amendment No. 2 to Form S-3 on Form S-1 filed with the Securities and Exchange Commission on November 15, 2016).

CUSIP No. 923454 102	SCHEDULE 13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: November 23, 2016

UWW Holdings, LLC

	By:	/s/ Todd M. Cook
Name: Todd M. Cook
Its: Manager